UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Exide Technologies
(Name of Issuer)

Common Stock
(Title of Class of Securities)
      302051206
(CUSIP Number)

Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention : Michael Fischer, General Counsel
212-603-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

SCHEDULE 13D
CUSIP No 302051206
1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO
CUSIP No 302051206
1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO

CUSIP No 302051206
1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO

CUSIP No 302051206
1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO

CUSIP No 302051206
1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

This is Amendment No. 6 to the Schedule 13D filed jointly by Castlerigg Master Investments Ltd., a British Virgin Islands Company, Sandell Asset Management Corp., a British Virgin Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company, Castlerigg International Holdings Limited, a British Virgin Islands Company, and Thomas E. Sandell, a citizen of Sweden (together, the "Reporting Persons"), on November 8, 2004 and amended by Amendment No. 1 filed on November 12, 2004, Amendment No. 2 on January 13, 2005, Amendment No. 3 on February 15, 2005, Amendment No. 4 on February 24, 2005 and Amendment No. 5 on February 25, 2005 (the initial Schedule 13D and all amendments thereto being referred to herein as the "Schedule 13D"). The following item in the Schedule 13D is hereby amended to include these following information:

ITEM 4. PURPOSE OF TRANSACTION

Representatives of SAMC spoke telephonically with Exide's proposed candidate for Chief Executive Officer on Friday, February 25, 2005.

Representatives of SAMC also spoke telephonically with Stuart Kupinksy, Exide's General Counsel, and Eugene Davis, a member of the Exide Board, on various calls between Friday, February 25, 2005 and Tuesday, March 2, 2005 regarding Exide's proposed candidate for Chief Executive Officer, the composition of Exide's Board of Directors and the proposed high-yield note offering publicly announced by Exide on February 9, 2005. As a result of the discussions:

* SAMC has agreed to publicly support Exide's proposed candidate for Chief Executive Officer;

* SAMC has concluded that its questions regarding the high-yield note offering have been satisfactorily answered;

* Exide's Board of Directors has agreed to expand its membership by two directors and, by Monday, March 7, 2005, to select, reasonably applying the standards for director selection in Exide's governance documents, one new director from those put forward by SAMC (or, if necessary, to request additional nominations from SAMC and to make such selection within three days after receiving the nomination of a person who meets such standards), and to appoint the SAMC-designated director to the Nominating and Governance Committees of Exide's Board of Directors;

* Exide's Board of Directors has agreed to recommend the following to Exide's shareholders at Exide's upcoming annual meeting:

* Eliminating the classified structure of Exide's Board of Directors and placing all directors up for election at Exide's upcoming annual meeting. In connection with this proposal, Exide's Board of Directors has agreed to select the nominees to be slated for election, after receiving a recommendation from its Nominating and Governance Committee, from its existing directors and nominees proposed by Exide's shareholders. Also in connection with this proposal, SAMC has agreed that if SAMC does not propose any new nominees in this process, or if its additional nominees are chosen in this process, it will agree not to vote against the slate selected by Exide's Board of Directors at the upcoming annual meeting;

* Eliminating the prohibition on Exide's shareholders calling special meetings and instituting a provision that 15% of Exide's shareholders may call for a special shareholders meeting; and

* Eliminating the cap on the number of directors on Exide's Board of Directors, but maintaining the right of the Board of Directors set forth in Exide's bylaws to set the number of directors and fill vacancies on the Board of Directors; and

* Exide's Board of Directors has agreed to:

* permit director communications with shareholders if (i) such communications are initiated by a shareholder, (ii) the director does not provide any shareholder with material non-public information regarding Exide, and (iii) the director promptly advises Exide's General Counsel of the substance of the communication; and

* review annually all Board committee assignments and chairmanships (including the position of Chairman of the Board of Directors) and subject such assignments to reappointment after each annual meeting of Exide's shareholders.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2005	CASTLERIGG MASTER INVESTMENTS LTD.

By: Sandell Asset Management Corp. As Investment Manager
By:/s/ Thomas E. Sandell Thomas E. Sandell Title: Director

SANDELL ASSET MANAGEMENT CORP.

By:/s/ Thomas E. Sandell Thomas E. Sandell Title: Director
CASTLERIGG INTERNATIONAL LIMITED

By:/s/ Thomas E. Sandell Thomas E. Sandell Title: Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:/s/ Thomas E. Sandell Thomas E. Sandell Title: Director s/ Thomas E. Sandell Thomas E. Sandell